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                           July 14, 2022

       Vladimir Shendelman
       General Counsel
       Perella Weinberg Partners
       767 Fifth Avenue
       New York, NY 10153

                                                        Re: Perella Weinberg
Partners
                                                            Registration
Statement on Form S-3
                                                            Filed July 7, 2022
                                                            File No. 333-266051

       Dear Mr. Shendelman:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Livingston at 202-551-3448 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance
       cc:                                              Blair Thetford